SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20059



                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 1)





NAME OF ISSUER:      Commercial Intertech Corporation


TITLE OF CLASS OF SECURITIES:   Commercial Intertech
                                Corporation Common Stock, Par
                                Value $1.00  per share





CUSIP NUMBER:        201709-102





Check the following box if a fee is being paid with this
statement: [    ]

CUSIP NO.  201709-102



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting    40,000
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting       0
                        Power

                   (7)  Sole
                        Dispositive    41,000
                        Power

                   (8)  Shared
                        Dispositive    22,000
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   1,549,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented     13.67
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)


                            - 2(a) -


CUSIP NO.  201709-102



(1)     Names of Reporting Persons     MELLON BANK, N.A.
        SS or IRS Identification Nos.       IRS No. 25-0659306
        of Above Persons


(2)     Check the Appropriate Box      (a)
        if a Member of a Group
        (See Instructions)             (b)


(3)     SEC Use Only


(4)     Citizenship or Place                      United States
        of Organization


Number of Shares  (5)   Sole Voting       32,000
Beneficially            Power
Owned by Each
Reporting Person
With              (6)   Shared Voting          0
                        Power

                  (7)   Sole
                        Dispositive       33,000
                        Power

                  (8)   Shared
                        Dispositive            0
                        Power


(9)     Aggregate Amount Beneficially
        Owned by Each Reporting Person 1,519,000


(10)    Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)


(11)    Percent of Class Represented    13.40
        by Amount in Row (9)


(12)    Type of Reporting Person       BK
        (See Instructions)


                            - 2(b) -


CUSIP NO.  201709-102



(1)   Names of Reporting Persons       MELLON BANK, N.A. AS
      IRS Identification Nos.          TRUSTEE FOR COMMERCIAL
      of Above Persons                 INTERTECH CORPORATION
                                       DEFINED CONTRIBUTION
                                       MASTER PENSION TRUST
                                       IRS No.  25-6271354


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting      0
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting    0
                        Power

                   (7)  Sole
                        Dispositive      0
                        Power

                   (8)  Shared
                        Dispositive      0
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   1,486,000*
      *See Exhibit II (A), (B) and (C)


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented     13.35
      by Amount in Row (9)


(12)  Type of Reporting Person         EP
      (See Instructions)


                            - 2(c) -


CUSIP NO.  201709-102



(1)   Names of Reporting Persons       COMMERCIAL INTERTECH
      SS or IRS Identification Nos.    CORPORATION FOR
      of Above Persons                 EMPLOYEE INCENTIVE
                                       SAVINGS PLAN
                                       IRS No. 25-6271354


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting      0
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting    0
                        Power

                   (7)  Sole
                        Dispositive      0
                        Power

                   (8)  Shared
                        Dispositive      0
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person     930,000*
      *See Exhibit II (A), (B) and (C)


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented      8.21
      by Amount in Row (9)


(12)  Type of Reporting Person         EP
      (See Instructions)


                            - 2(c) -


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Commercial Intertech Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   1775 Logan Avenue
                   Youngstown, OH  44501

Item 2 (a)  Name of Person Filing:

                   Mellon Bank Corporation and Subsidiaries as listed on Exhibit I; Commercial Intertech Corporation Defined Contribution Master Trust and Employee Incentive Savings 401(k) Plan

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258

                   Mellon Bank, N.A.
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Commercial Intertech Corporation Common
                   Stock, Par Value $1.00 per share

Item 2(e)   CUSIP Number:

                   201709-102

Item 3             If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)    [ ]  Broker or Dealer registered under
                        Section 15 of the Act.
            (b)    [x]  Bank as defined in Section 3(a)(6) of
                        the Act.



SCHEDULE 13G  (Continued)


             (c)  [ ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.
             (d)  [ ]   Investment Company registered under
                        Section 8 of the Investment Company Act.
             (e)  [ ]   Investment Advisor registered under
                        Section 203 of the Investment Advisers
                        Act of 1940.
             (f)  [x]   Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of
                        the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F).
             (g)  [x]   Parent Holding Company, in accordance
                        with Section 240.13-d(1)(b)(ii)(G).
                        (Note:  See Item 7)
             (h)  [ ]   Group, in accordance with Section
                        240.13d(1)(b)(ii)(H).

Item 4  Ownership:

        (a)  Amount beneficially owned:           1,549,000*
             *See Exhibit II (A) (B) (C)

        (b)  Percent of class:                    13.67

        (c)  Number of shares as to
             which person has:

          (i)     Sole power to vote or
                  to direct the vote:                40,000

         (ii)     Shared power to vote
                  or to direct the vote:                  0

         (iii)    Sole power to dispose
                  or to direct the
                  disposition of shares:             41,000

         (iv)     Shared power to dispose
                  or to direct the
                  disposition of shares:             22,000

Item 5  Ownership of Five Percent or Less of a Class:

             N/A



SCHEDULE 13G  (Continued)


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation subsidiaries and affiliates in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 2. Employee Benefit Master
             Trust:  1,486,000 - 13.35%; and Employee Benefit
             Plan: 930,000 - 8.21%.

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             This Schedule is filed on behalf of both Mellon
             Bank Corporation and its subsidiaries as noted on
             Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 3, 1994

MELLON BANK CORPORATION


By /s/ Michael E. Bleier
  Michael E. Bleier
  General Counsel



MELLON BANK, N.A.


By /s/ Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel



MELLON BANK, N.A. AS TRUSTEE
OF COMMERCIAL INTERTECH CORPORATION
MASTER DEFINED CONTRIBUTION TRUST


By /s/ Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel



MELLON BANK, N.A. AS TRUSTEE
OF COMMERCIAL INTERTECH CORPORATION
EMPLOYEE INCENTIVE SAVINGS 401(k) PLAN


By /s/ Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel





                             - 6  -


                           EXHIBIT I



The shares reported on the attached Form 13G are held by the following subsidiaries of Mellon Bank Corporation as marked:


(A)     X    Boston Safe Deposit and Trust Company
             Boston Safe Deposit and Trust Company of California
             Boston Safe Desposit and Trust Company of New York
        X    Mellon Bank, N.A.

(B)     X    Franklin Portfolio
        X    Mellon Capital Management Corporation
             Mellon Equity Associates
             The Boston Company Advisors, Inc.
             The Boston Company Financial Strategies, Inc.
             The Boston Company Institutional Investors, Inc.







        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

                           EXHIBIT II



(A) Mellon Bank, N.A. is the trustee of the issuer's employee benefit plan (the "Plan") which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.



(B) This number includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days.



(C) The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are, for the purposes of this Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.




























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